SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

Tender Offer Statement Under Section 14(d)(1) OR 13(e)(1)

of the Securities Exchange Act OF 1934

Amendment No. 2

MICROSEMI CORPORATION

(Name of Issuer and Offeror)

Options to purchase shares of Common Stock,

par value $0.20 per share, under the Issuer’s

1987 Stock Plan, as amended

(Title of Class of Securities)

595137100

(CUSIP Number of Underlying Common Stock)

David R. Sonksen,

Executive Vice President, Chief Financial Officer,

Secretary and Treasurer

Microsemi Corporation

2381 Morse Avenue

Irvine, California, 92614

(949) 221-7100

(949) 752-2602 Fax

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Nicholas J. Yocca, Esq.

The Yocca Law Firm LLP

19900 MacArthur Boulevard

Irvine, California 92612

(949) 798-0190

(949) 203-8627 Fax

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
$113,907,372	$13,406.90

(1)	Calculated solely for purposes of determining the filing fee.

This determination assumes that all options eligible for amendment and acceleration pursuant to this offer will be so amended and accelerated pursuant to this offer. Calculation of the filing fee under the method described in Rule 0-11(a)(4) for securities without a market would result in the proposed transaction value being calculated based on the book value of the options, which is nil. Therefore, the

Offeror has calculated the filing fee based upon the average of the high and low prices reported in the consolidated reporting system as of a specified date within 5 business days prior to the date of the filing, pursuant to Rule 0-11(a)(4) of the Securities Exchange Act of 1934, of all of the underlying Common Stock.

The Offeror estimates that the value of the maximum number of options acquired pursuant to this offer is equal to the value of an equal number of shares of Common Stock of the Offeror at that average of the high and low for the day.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by $117.70 per each U.S. $1.0 million of the value of the transaction. The transaction value ($113,907,372) was calculated by multiplying the total number of options eligible for amendment and acceleration pursuant to this offer (5,133,275) by the average, which was $22.19 per share, of the high ($22.46) and low ($21.92) sales prices of the Common Stock of the Offeror as reported by Nasdaq on August 11, 2005.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,406.90

Filing Party: Microsemi Corporation

Form or Registration No.: Schedule TO (File No. 5-30432)

Date Filed: August 17, 2005

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 17, 2005 (File No. 5-30432), relating to an offer by Microsemi Corporation, a Delaware corporation (the “Company”), to amend and accelerate certain options to purchase shares of the Company’s common stock, par value $0.20, on the terms and subject to the conditions set forth in the Offer to Amend and Accelerate Employee Stock Options, dated August 17, 2005, as heretofore amended (the “Offer”). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Microsemi is extending the Expiration Date of the Offer to Amend and Accelerate Employee Stock Options beyond the original Expiration Date. The deadline to submit an Acknowledgement and Acceptance Form (the Expiration Date) will now be Tuesday, September 20, 2005 at 5:00 P.M. U.S. Pacific Daylight Time. Accordingly, the Amended and Accelerated Options will be amended and become accelerated on the next business day following the Expiration Date, and this will be September 21, 2005, instead of the previously scheduled date of September 16, 2005. An email sent to Microsemi Option Holders to advise them of this change is attached hereto as Exhibit (a)(1)(P).

The information in the Schedule TO (File No. 5-30432), including all Exhibits and Schedules thereto, is hereby incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms not otherwise defined herein have the meaning given in the Summary Term Sheet Glossary in the Offer.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)(A)	Offer to Amend and Accelerate Employee Stock Options dated August 17, 2005.*

(a)(1)(B)	Stock Option Acceleration Program Questions and Answers, Nos. 1 to 51.*

(a)(1)(C)	Form of Fax Cover Sheet to be used for transmitting Acknowledgement and Election Form.*

(a)(1)(D)	Form of Acknowledgement and Election Form.*

(a)(1)(E)	Form of Microsemi Receipt confirming receipt of Acknowledgement and Election Form.*

(a)(1)(F)	Form of Reminder of Expiration Date.*

(a)(1)(G)	Form of E-Mail dated August 17, 2005 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.*

(a)(1)(H)	Presentation materials regarding Stock Option Acceleration Program made available for download by holders of Eligible Unvested Options.*

(a)(1)(I)	Form of E-mail or written notice dated August 22, 2005 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.*

(a)(1)(J)	Form of E-mail or written notice dated August 25, 2005 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.*

(a)(1)(K)	Stock Option Amendment and Acceleration Offer Survey.*

(a)(1)(L)	Confirmation of Participation in the Offer to Amend and Accelerate.*

Exhibit No.	Description

(a)(1)(M)	E-mail Addresses and Fax Numbers.*

(a)(1)(N)	Form of E-mail or written notice dated August 29, 2005 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.**

(a)(1)(O)	Stock Option Acceleration Program Questions and Answers, Nos. 52 to 60.**

(a)(1)(P)	Form of E-mail or written notice dated September 8, 2005, extending the Expiration Date from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.***

(a)(4)	Prospectus for 1987 Microsemi Corporation Stock Plan, as amended.*

(b)	Not applicable.

(d)(1)	1987 Microsemi Corporation Stock Plan, as amended.*

(d)(2)	Form of Amendment of Eligible Unvested Options.*

(g)	Transcript of statements to be made to employees by officers of Microsemi regarding the Stock Option Acceleration Program.*

(h)	Not applicable.

*Incorporated by reference to the like-numbered Exhibits to the Company’s Schedule TO as filed with the Securities and Exchange Commission on August 17, 2005 (File No. 5-30432).

** Previously filed as an exhibit to Amendment No. 1 to the Schedule TO as filed with the Securities and Exchange Commission on August 29, 2005.

*** Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 on Schedule TO/A to the Schedule TO (File No. 5-30432) is true, complete and correct.

MICROSEMI CORPORATION

By:	/S/ DAVID R. SONKSEN
David R. Sonksen Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Date: September 8, 2005

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Amend and Accelerate Employee Stock Options dated August 17, 2005.*

(a)(1)(B)	Stock Option Acceleration Program Questions and Answers, Nos. 1 to 51.*

(a)(1)(C)	Form of Fax Cover Sheet to be used for transmitting Acknowledgement and Election Form.*

(a)(1)(D)	Form of Acknowledgement and Election Form.*

(a)(1)(E)	Form of Microsemi Receipt confirming receipt of Acknowledgement and Election Form.*

(a)(1)(F)	Form of Reminder of Expiration Date.*

(a)(1)(G)	Form of E-Mail dated August 17, 2005 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.*

(a)(1)(H)	Presentation materials regarding Stock Option Acceleration Program made available for download by holders of Eligible Unvested Options.*

(a)(1)(I)	Form of E-mail or written notice dated August 22, 2005 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.*

(a)(1)(J)	Form of E-mail or written notice dated August 25, 2005 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.*

(a)(1)(K)	Stock Option Amendment and Acceleration Offer Survey.*

(a)(1)(L)	Confirmation of Participation in the Offer to Amend and Accelerate.*

(a)(1)(M)	E-mail Addresses and Fax Numbers.*

(a)(1)(N)	Form of E-mail or written notice dated August 29, 2005 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.**

(a)(1)(O)	Stock Option Acceleration Program Questions and Answers, Nos. 52 to 60.**

(a)(1)(P)	Form of E-mail or written notice dated September 8, 2005 extending the Expiration Date from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.***

(a)(4)	Prospectus for 1987 Microsemi Corporation Stock Plan, as amended.*

(b)	Not applicable.

(d)(1)	1987 Microsemi Corporation Stock Plan, as amended.*

(d)(2)	Form of Amendment of Eligible Unvested Options.*

(g)	Transcript of statements to be made to employees by officers of Microsemi regarding the Stock Option Acceleration Program.*

(h)	Not applicable.

*	Incorporated by reference to the like-numbered Exhibits to the Company’s Schedule TO as filed with the Securities and Exchange Commission on August 17, 2005 (File No. 5-30432).
**	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO as filed with the Securities and Exchange Commission on August 29, 2005.
***	Filed herewith.